UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of January 2016

001-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

SciVac Therapeutics Inc. (the “Company”) held its Special Meeting of Shareholders on January 29, 2016 (the “Special Meeting”). The Company’s Report of Voting Results in respect of the Special Meeting and the Company’s press release, announcing the voting results, are furnished herewith as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Important Information for Investors and Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between VBI and the Company. In connection with this proposed business combination, VBI and/or the Company have and will continue to file all relevant materials with the Securities Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities (“Canadian Securities Commissions”), including the Company registration statement on Form F-4 filed by the Company with the SEC on December 23, 2015, which includes a proxy statement of VBI and constitutes a prospectus of the Company (the “Proxy Statement/Prospectus”). INVESTORS AND SECURITY HOLDERS OF VBI AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC AND THE CANADIAN SECURITIES COMMISSIONS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement (if and when available) will be mailed to stockholders of VBI. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by VBI and/or the Company through the website maintained by the SEC at www.sec.gov and, in the case of documents of the Company filed with the Canadian Securities Commissions, on the Company’s SEDAR profile on www.sedar.com. Copies of the documents filed with the SEC by VBI will be available free of charge on VBI’s website at http://www.vbivaccines.com or by contacting VBI’s Investor Relations Department by email at ir@vbivaccines.com or by phone at (617) 830-3031 x128. Copies of the documents filed with the SEC and the Canadian Securities Commissions by the Company will be available free of charge on the Company’s website at www.scivactherapeutics.com or by contacting the Company’s Investor Relations Department by email at jmartin@scivactherapeutics.com or by phone at (305) 575-4207.

Participants in Solicitation

VBI, the Company, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of VBI is set forth in the proxy statement for VBI’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015 and is available for review at www.sec.gov. Information about the directors and executive officers of the Company is set forth in its Management Information Circular, furnished as Exhibit 99.1 to SciVac’s Form 6-K, furnished to the SEC on September 2, 2015 and available for review at www.sec.gov.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC and with the Canadian Securities Commissions when they become available.

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Exhibit Index

Exhibit No.	Description

99.1	Report of Voting Results

99.2	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: January 29, 2016	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Executive Officer

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